Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
(Registration No. 333-105561)

Subject Company: InCentive Capital AG
(Registration No. 333-105562)

     On July 9, 2003, Zimmer Holdings, Inc. made available the following-

Amendment to the Offer

Public Exchange and Cash Offer

of

Zimmer Holdings, Inc., Wilmington, Delaware, U.S.A.

for all outstanding registered shares (including registered shares represented by American depositary shares)

of

Centerpulse AG, Zurich, Switzerland

having a nominal value of CHF 30.00 per share

On June 19, 2003 Zimmer Holdings, Inc., Wilmington, Delaware, U.S.A. (“Zimmer”) commenced a public exchange and cash offer for all outstanding registered shares (including registered shares represented by American depositary shares) of Centerpulse AG, Zurich, Switzerland (“Centerpulse”), having a nominal value of CHF 30.00 per share (the “Offer”), and published a summary of the Swiss offer prospectus relating to the Offer (the “Summary”).

On July 2, 2003 the Swiss Takeover Board issued its recommendation in respect of the Offer (the “Recommendation”) requesting that Zimmer make and publish the amendment described below. The entire text of the Recommendation may be obtained from the website of the Swiss Takeover Board at www.takeover.ch.

Amendment to Condition (g) of the Offer (No Material Adverse Change Condition)

Condition (g) of the Offer (Section 2.5 of the Summary and the Swiss offer prospectus), the “No Material Adverse Change Condition”, is amended as follows (amendment high lighted):

     “Centerpulse, until the end of the Offer Period, not having:

(1)	become subject to a mandated recall for a product, the consolidated turnover of which product family exceeded CHF 75 million in Centerpulse’s consolidated prior year results and such recall having resulted, or, according to the opinion of an investment bank or accounting firm of international repute to be appointed by Zimmer with the consent of Centerpulse (the “Expert”), likely to result, in costs and/or loss of EBITA (after insurance pay-

able to Centerpulse) in excess of CHF 23 million; or

(ii)	suffered a disablement of its manufacturing facilities in Winterthur, Switzerland, or Austin, Texas, U.S.A., having resulted, or, according to the opinion of the Expert, being likely to result, in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million.”

This amendment to the Offer also may be obtained, free of charge, at Credit Suisse First Boston, Zurich, Switzerland (telephone: +41 1 333 43 85, fax: +41 1 333 23 88, e-mail: equity.prospectus@csfb.com).

Zurich, July 9, 2003

CREDIT SUISSE FIRST BOSTON

	Swiss Security Number	ISIN	Bloomberg	Telekurs Ticker Symbol

Centerpulse Share not tendered for exchange (1st line)	654 485	CH 000 654485 9	CEPN SW	CEPN
tendered for exchange to Smith & Nephew Group plc (2nd line)	1 588 547	CH 001 588547 5	CEPNE SW	CEPNE
tendered for exchange to Zimmer (3rd line)	1 619 052	CH 001 619 052 9	CEPNEE SW	CEPNEE
Centerpulse ADS	1 429 052	US 152 005104 6	CEP US	CEP
Zimmer Common Stock	1 262 932	US 989 56P102 1	ZMH US	ZMH

Statements Regarding this Announcement and Zimmer’s Exchange Offers

United States of America

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer has been and will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also are soliciting proxies from Zimmer stockholders in connection with the exchange offers for shares of Centerpulse and InCentive Capital AG. Investors and security holders should note that such exchange offers have not been agreed to by Centerpulse or InCentive Capital AG and are subject to certain conditions. In connection with Zimmer’s exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a U.S. prospectus) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and has submitted Swiss offer prospectuses to the

Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital AG and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Innisfree M&A Incorporated, the information agent for the Centerpulse offer, at (877) 750-5836. Additionally, the Swiss offer prospectuses in German, French or English, which includes as an exhibit the U.S. prospectus, can be ordered free of charge from Credit Suisse First Boston, Zurich (phone: +41 1 333 43 85, fax: +41 1 333 23 88, e-mail: equity.prospectus@csfb.com).

United Kingdom Restriction on Distribution of Zimmer’s Offer Documents

The shares of Zimmer common stock offered in its exchange offers may not be offered or sold in the United Kingdom, by means of Zimmer’s offer documents or any other document, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

Zimmer’s offer documents relating to Zimmer’s exchange offer for Centerpulse are important and require your immediate attention. If you are in any doubt about the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the Financial Services & Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorized independent financial adviser.

Sales Restrictions in Certain Countries and Jurisdictions

The distribution of Zimmer’s offer documents and the making of its exchange offers may, in certain jurisdictions, be restricted by law. Zimmer’s exchange offers are not being made, directly or indirectly, in or into, and will not be capable of acceptance from or within, any jurisdiction in which the making of such exchange offers or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of Zimmer’s offer documents should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any of these jurisdictions. Zimmer does not assume any responsibility for any violation by any person of any of these restrictions. Zimmer is not making any exchange offers in or into — and Zimmer’s exchange offers may not be accepted in or from — Australia, Canada or Japan.